Exhibit 99.1

Absa Life Goes Live with Sapiens Insurance Platform to Modernize Core Systems and Enhance Customer Journeys

New platform marks a major step in Absa Life’s core systems transformation, simplifying operations, improving agility, and laying the foundation for AI-driven innovation

Rochelle Park, NJ, June 23, 2025 — Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Absa Life, a leading life insurer in South Africa, has successfully gone live across multiple distribution channels with Sapiens Insurance Platform, a fully integrated suite of solutions, including Sapiens CoreSuite for Life & Pensions, Sapiens DigitalSuite, Sapiens DataSuite, and Sapiens Cloud Services. The go-live supports Absa Life’s funeral line of business and forms the foundation for future expansion.

Absa Life selected Sapiens CoreSuite as the foundation of its modernization strategy to help simplify its technology landscape and enhance customer experiences. Sapiens DigitalSuite will accelerate its multichannel strategy by “deep linking”into Salesforce. The go-live also includes the rollout of Sapiens DataSuite across the CoreSuite solution and existing legacy systems, providing consolidated data management for improved business insights. New AI models are being developed for DataSuite and will empower Absa Life to leverage advanced cloud-based architecture to deliver real-time insights and predictive capabilities.

According to Michelle Niemand, Absa Life Future Fit Programme Director: “The successful implementation of this platform is an important milestone for Absa Life. It simplifies our core operations, supports our digital ambitions, and allows us to respond more effectively to customer needs in a dynamic market. We’re excited about what this means for our future.”

“This is a key moment in Absa Life’s transformation journey and it is extremely exciting that Sapiens is developing two new AI models as part of Absa’s platform,” said Roni Al-Dor, Sapiens President and CEO. “Our partnership reflects a shared vision of building a modern, agile insurance business, able to respond quickly to market needs and customer expectations. This successful go-live positions Absa Life to further consolidate legacy systems, scale new offerings, and leverage the power of AI-driven innovation.”

Sapiens Insurance Platform is an AI-based, open, integrated platform that accelerates adoption, delivers sustained value, and empowers insurers to swiftly adapt to market changes and offer innovative products and services more efficiently.

Sapiens CoreSuite for Life & Pensions is a software solution for end-to-end core operations and processes. An award-winning policy administration system, it supports individual and group products across life, health, wealth & retirement.

Sapiens DigitalSuite is a comprehensive, cloud-native, future-proof digital engagement suite specifically designed to enable, sustain and grow insurance businesses.

Sapiens DataSuite is a data management solution that empowers insurers to produce actionable insights and maximise the value of their data resulting in smarter decision making. DataSuite is a modular, highly innovative, business intelligence solution designed specifically for insurance markets.

Sapiens Cloud Services support business growth with elastic scaling and a holistic offering of value-added cloud services. It provides all operations and application management services under one roof.

About Absa Bank Limited

Absa Bank Limited (‘Absa Bank’) is a wholly owned subsidiary of Absa Group Limited, which is listed on the Johannesburg Stock Exchange and is one of Africa’s largest financial services groups. Absa offers a range of retail, business, corporate and investment banking and wealth management and insurance products and services primarily in South Africa and Namibia.

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent SaaS-based software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. Our Saas-based solutions help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

For more information visit https://sapiens.com or follow us on LinkedIn.

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realise revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realisation of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialise, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com